May 31, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Rebekah Lindsey
Craig Wilson
Mitchell Austin

Re:        Nant Health, LLC

              Registration Statement on Form S-1 (File No. 333-211196)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 24, 2016 and the date hereof, approximately 1,594 copies of the Preliminary Prospectus dated May 24, 2016 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, June 1, 2016 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Jefferies LLC

Cowen and Company, LLC

        As representatives of the several underwriters

Jefferies LLC

By:	/s/ Real Leclerc
Authorized Signatory

Cowen and Company, LLC

By:	/s/ Kevin J. Raidy
Authorized Signatory
Kevin J. Raidy
Head of Investment Banking

[Signature Page to Acceleration Request of the Underwriters]